Mail Stop 3561

November 8, 2005

David Micek
Chief Executive Officer
Eagle Broadband, Inc.
101 Courageous Drive
League City, TX 77573-3925

> **Re:** **Eagle Broadband, Inc.**
> **Amendment No. 2 to Form S-1, filed October 28, 2005**
> **File No. 333-127895**

Dear Mr. Micek:

We have reviewed your amended registration statement and your response letter filed October 28, 2005. We have limited our review to the plan of distribution, terms of the sales to the selling shareholders and other issues we have addressed below and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 2 to Form S-1

General

1.   In your next amendment, file current auditors' consents from McManus & Co., P.C., and from Lopez, Blevins, Bork and Associates, LLP. Also, please explain in your response letter why the version of your Amendment No. 1 that you filed on EDGAR does not list a consent from McManus & Co., while the blacklined paper copy you sent us does.

Prospectus Summary, page 1

2.   We note your response to prior comment 4. Your response states that "we are still finalizing the form of the warrant agreement with Keystone." That indicates that you have not yet completed a private placement of the warrant to Keystone. Therefore, please remove the resale of shares underlying that warrant from this registration statement.

Part II – Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

3.   We note your revisions in response to prior comment 9. Please further revise to provide more detail regarding the litigation claim and identify the individual to whom you issued 1,157,895 shares of common stock in August 2005. Confirm in your response letter that the court specifically addressed the fairness of the stock issuance in approving the settlement after being advised that you would rely on the Section 3(a)(10) exemption based on the court's fairness evaluation. See Division of Corporation Finance: Revised Staff Legal Bulletin No. 3 (October 20, 1999), which is available on our web site at http://www.sec.gov/interps/legal/cfslb3r.htm. Also provide more detail regarding the October 2003 merger agreement pursuant to which you issued 4,756,249 shares.

Item 16. Exhibits and Financial Statement Schedules, page II-3

4.   We note your revisions in response to prior comment 11. Please revise further to file a complete, restated, copy of your articles of incorporation as amended. See Item 601(b)(3) of Regulation S-K.

* * * * *

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director